Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Interests of Experts” and to the incorporation by reference in the following Registration Statements:

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Registration Statement (Form S-8 No. 333-12610) of Manulife Financial Corporation pertaining to the Manulife Financial Corporation Stock Plan for Non-Employee Directors and Executive Stock Option Plan;

•	Registration Statement (Form S-8 No. 333-13072) of Manulife Financial Corporation pertaining to the Manulife Financial Corporation Global Share Ownership Plan;

•	Registration Statement (Form S-8 No. 333-157326) of Manulife Financial Corporation pertaining to the Stock Plan for Non-Employee Directors, Executive Stock Option Plan and Global Share Ownership Plan;

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Registration Statement (Form S-8 No. 333-114951) of Manulife Financial Corporation pertaining to the John Hancock Financial Services, Inc. 1999 Long-Term Stock Incentive Plan, as amended and the John Hancock Financial Services, Inc. Non-Employee Directors’ Long-Term Stock Incentive Plan;

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Registration Statement (Form S-8 No. 333-129430) of Manulife Financial Corporation pertaining to the Deferred Compensation Plan for Certain Employees of John Hancock and the Deferred Compensation Plan of the John Hancock Financial Network;

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Registration Statement (Form S-8 No. 333-211366) of Manulife Financial Corporation pertaining to the Deferred Compensation Plan for Certain Employees of John Hancock and the Deferred Compensation Plan for the John Hancock Financial Network;

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Registration Statement (Form F-10 No. 333-259543) of Manulife Financial Corporation pertaining to Manulife Financial Corporation’s shelf prospectus offering Debt Securities, Preferred Shares, Common Shares, Subscription Receipts, Warrants, Share Purchase Contracts and Units;

•	Registration Statement (Form F-3D No. 333-159176) of Manulife Financial Corporation pertaining to the Manulife Financial Corporation Dividend Reinvestment and Share Purchase Plan for U.S. Shareholders

of Manulife Financial Corporation (the “Company”) and the use herein of our reports dated February 15, 2023, with respect to the consolidated statements of financial position as at December 31, 2022 and December 31, 2021 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2022, and the effectiveness of internal control over financial reporting of the Company as of December 31, 2022, included in this Annual Report on Form 40-F.

/s/ “Ernst & Young LLP”

Toronto, Canada	Chartered Professional Accountants
February 15, 2023	Licensed Public Accountants